                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                           MicroStrategy Incorporated
                           ---------------------------
                                (Name of Issuer)

                             Common Stock - Class A
                         ------------------------------
                         (Title of Class of Securities)

                                    594972101
                                -----------------
                                 (CUSIP Number)

                                December 31, 2001
                               ------------------
              Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]    Rule 13d-1(b)
[ X ]    Rule 13d-1(c)
[   ]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                       --------------------
  CUSIP NO. 594972101              13G                        Page 2 of 19 Pages
---------------------                                       --------------------
--------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Name Citadel Limited Partnership
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
--------------------------------------------------------------------------------
      SEC USE ONLY
 3
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Illinois limited partnership
      U.S.A.
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0
      SHARES       -------------------------------------------------------------
   BENEFICIALLY           SHARED VOTING POWER
     OWNED BY        6
       EACH               1,192,260 shares of Class A Common Stock
    REPORTING             1,590 shares of Series B Convertible Preferred Stock
      PERSON                (convertible into 567,001 shares of Class A Common
       WITH                 Stock)/1//2/
                          1,590 shares of Series C Convertible Preferred Stock
                            (convertible into 0 shares of Class A Common
                            Stock)/1//2/
                          1,451.1 shares of Series D Convertible Preferred Stock
                            (convertible into 2,902,200 shares of Class A Common
                            Stock)/1//2/
                   -------------------------------------------------------------
                          SOLE DISPOSITIVE POWER
                     7
                          0
                   -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8
                          See Row 6 above.
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      See Row 6 above.
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*/2/
10
                                                                    [X]
--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      Approximately 9.99% as of December 31, 2001./2/ (Based on 43,192,074 shares of Class A Common Stock issued and outstanding as of November 1, 2001, plus the shares of Class A Common Stock issuable upon the conversion of the Series B, Series C and Series D Convertible Preferred Stock referred to in Row 6 above.)
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      PN; HC
--------------------------------------------------------------------------------

/1/ The Series B Convertible Preferred Stock and Series C Convertible Preferred Stock also accrue dividends at a rate of 12.5% per annum, payable in cash or Class A Common Stock, at the discretion of the Issuer, on the first day of each calendar quarter. See Footnote 3 in Item 4.

/2/ Pursuant to the terms of the Series B Convertible Preferred Stock, Series C Convertible Preferred Stock, and Series D Convertible Preferred Stock, the Reporting Person can not be the "beneficial owner" of more than 9.99% of the Class A Common Stock within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934.

---------------------                                     --------------------
  CUSIP NO. 594972101              13G                    Page 3 of 19 Pages
---------------------                                     --------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Name GLB Partners, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware limited partnership
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
   BENEFICIALLY           SHARED VOTING POWER
     OWNED BY        6
       EACH               1,192,260 shares of Class A Common Stock
    REPORTING             1,590 shares of Series B Convertible Preferred Stock
      PERSON                (convertible into 567,001 shares of Class A Common
       WITH                 Stock)/1//2/
                          1,590 shares of Series C Convertible Preferred Stock
                            (convertible into 0 shares of Class A Common
                            Stock)/1//2/
                          1,451.1 shares of Series D Convertible Preferred Stock
                            (convertible into 2,902,200 shares of Class A Common
                            Stock)/1//2/
                   -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
                     7
                          0
                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8
                          See Row 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      See Row 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*/2/
10
                                                                    [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      Approximately 9.99% as of December 31, 2001./2/ (Based on 43,192,074 shares of Class A Common Stock issued and outstanding as of November 1, 2001, plus the shares of Class A Common Stock issuable upon the conversion of the Series B, Series C and Series D Convertible Preferred Stock referred to in Row 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      PN; HC
------------------------------------------------------------------------------

/1/ The Series B Convertible Preferred Stock and Series C Convertible Preferred Stock also accrue dividends at a rate of 12.5% per annum, payable in cash or Class A Common Stock, at the discretion of the Issuer, on the first day of each calendar quarter. See Footnote 3 in Item 4.

/2/ Pursuant to the terms of the Series B Convertible Preferred Stock, Series C Convertible Preferred Stock, and Series D Convertible Preferred Stock, the Reporting Person can not be the "beneficial owner" of more than 9.99% of the Class A Common Stock within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934.

---------------------                                     --------------------
  CUSIP NO. 594972101              13G                    Page 4 of 19 Pages
---------------------                                     --------------------
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Name Citadel Investment Group, L.L.C.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware limited liability company
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
   BENEFICIALLY           SHARED VOTING POWER
     OWNED BY        6
       EACH               1,192,260 shares of Class A Common Stock
    REPORTING             1,590 shares of Series B Convertible Preferred Stock
      PERSON                (convertible into 567,001 shares of Class A Common
       WITH                 Stock)/1//2/
                          1,590 shares of Series C Convertible Preferred Stock
                            (convertible into 0 shares of Class A Common
                            Stock)/1//2/
                          1,451.1 shares of Series D Convertible Preferred Stock
                            (convertible into 2,902,200 shares of Class A Common
                            Stock)/1//2/
                   -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
                     7
                          0
                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8
                          See Row 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      See Row 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*/2/
10
                                                                    [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      Approximately 9.99% as of December 31, 2001./2/ (Based on 43,192,074 shares of Class A Common Stock issued and outstanding as of November 1, 2001, plus the shares of Class A Common Stock issuable upon the conversion of the Series B, Series C and Series D Convertible Preferred Stock referred to in Row 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      OO; HC
------------------------------------------------------------------------------

/1/ The Series B Convertible Preferred Stock and Series C Convertible Preferred Stock also accrue dividends at a rate of 12.5% per annum, payable in cash or Class A Common Stock, at the discretion of the Issuer, on the first day of each calendar quarter. See Footnote 3 in Item 4.

/2/ Pursuant to the terms of the Series B Convertible Preferred Stock, Series C Convertible Preferred Stock, and Series D Convertible Preferred Stock, the Reporting Person can not be the "beneficial owner" of more than 9.99% of the Class A Common Stock within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934.

---------------------                                     --------------------
  CUSIP NO. 594972101              13G                    Page 5 of 19 Pages
---------------------                                     --------------------
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Name Kenneth Griffin
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      U.S. Citizen
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
   BENEFICIALLY           SHARED VOTING POWER
     OWNED BY        6
       EACH               1,192,260 shares of Class A Common Stock
    REPORTING             1,590 shares of Series B Convertible Preferred Stock
      PERSON                (convertible into 567,001 shares of Class A Common
       WITH                 Stock)/1//2/
                          1,590 shares of Series C Convertible Preferred Stock
                            (convertible into 0 shares of Class A Common
                            Stock)/1//2/
                          1,451.1 shares of Series D Convertible Preferred Stock
                            (convertible into 2,902,200 shares of Class A Common
                            Stock)/1//2/
                   -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
                     7
                          0
                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8
                          See Row 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      See Row 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*/2/
10
                                                                    [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      Approximately 9.99% as of December 31, 2001./2/ (Based on 43,192,074 shares of Class A Common Stock issued and outstanding as of November 1, 2001, plus the shares of Class A Common Stock issuable upon the conversion of the Series B, Series C and Series D Convertible Preferred Stock referred to in Row 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN
------------------------------------------------------------------------------

/1/ The Series B Convertible Preferred Stock and Series C Convertible Preferred Stock also accrue dividends at a rate of 12.5% per annum, payable in cash or Class A Common Stock, at the discretion of the Issuer, on the first day of each calendar quarter. See Footnote 3 in Item 4.

/2/ Pursuant to the terms of the Series B Convertible Preferred Stock, Series C Convertible Preferred Stock, and Series D Convertible Preferred Stock, the Reporting Person can not be the "beneficial owner" of more than 9.99% of the Class A Common Stock within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934.

---------------------                                       --------------------
  CUSIP NO. 594972101              13G                      Page 6 of 19 Pages
---------------------                                       --------------------
--------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Name Wellington Partners Limited Partnership
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
--------------------------------------------------------------------------------
      SEC USE ONLY
 3
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Illinois limited partnership
      U.S.A.
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0
      SHARES       -------------------------------------------------------------
   BENEFICIALLY           SHARED VOTING POWER
     OWNED BY        6
       EACH               1,192,260 shares of Class A Common Stock
    REPORTING             1,590 shares of Series B Convertible Preferred Stock
      PERSON                (convertible into 567,001 shares of Class A Common
       WITH                 Stock)/1//2/
                          1,590 shares of Series C Convertible Preferred Stock
                            (convertible into 0 shares of Class A Common
                            Stock)/1//2/
                          1,451.1 shares of Series D Convertible Preferred Stock
                            (convertible into 2,902,200 shares of Class A Common
                            Stock)/1//2/
                   -------------------------------------------------------------
                          SOLE DISPOSITIVE POWER
                     7
                          0
                   -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8
                          See Row 6 above.
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      See Row 6 above.
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*/2/
10
                                                                    [X]
--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      Approximately 9.99% as of December 31, 2001./2/ (Based on 43,192,074 shares of Class A Common Stock issued and outstanding as of November 1, 2001, plus the shares of Class A Common Stock issuable upon the conversion of the Series B, Series C and Series D Convertible Preferred Stock referred to in Row 6 above.)
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      PN; HC
--------------------------------------------------------------------------------

/1/ The Series B Convertible Preferred Stock and Series C Convertible Preferred Stock also accrue dividends at a rate of 12.5% per annum, payable in cash or Class A Common Stock, at the discretion of the Issuer, on the first day of each calendar quarter. See Footnote 3 in Item 4.

/2/ Pursuant to the terms of the Series B Convertible Preferred Stock, Series C Convertible Preferred Stock, and Series D Convertible Preferred Stock, the Reporting Person can not be the "beneficial owner" of more than 9.99% of the Class A Common Stock within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934.

---------------------                                       --------------------
  CUSIP NO. 594972101              13G                      Page 7 of 19 Pages
---------------------                                       --------------------
--------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Name Wingate Capital Ltd.
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
--------------------------------------------------------------------------------
      SEC USE ONLY
 3
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Cayman Islands company
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0
      SHARES       -------------------------------------------------------------
   BENEFICIALLY           SHARED VOTING POWER
     OWNED BY        6
       EACH               1,192,260 shares of Class A Common Stock
    REPORTING             1,590 shares of Series B Convertible Preferred Stock
      PERSON                (convertible into 567,001 shares of Class A Common
       WITH                 Stock)/1//2/
                          1,590 shares of Series C Convertible Preferred Stock
                            (convertible into 0 shares of Class A Common
                            Stock)/1//2/
                          1,451.1 shares of Series D Convertible Preferred Stock
                            (convertible into 2,902,200 shares of Class A Common
                            Stock)/1//2/
                   -------------------------------------------------------------
                          SOLE DISPOSITIVE POWER
                     7
                          0
                   -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8
                          See Row 6 above.
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      See Row 6 above.
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*/2/
10
                                                                    [X]
--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      Approximately 9.99% as of December 31, 2001./2/ (Based on 43,192,074 shares of Class A Common Stock issued and outstanding as of November 1, 2001, plus the shares of Class A Common Stock issuable upon the conversion of the Series B, Series C and Series D Convertible Preferred Stock referred to in Row 6 above.)
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      CO
--------------------------------------------------------------------------------

/1/ The Series B Convertible Preferred Stock and Series C Convertible Preferred Stock also accrue dividends at a rate of 12.5% per annum, payable in cash or Class A Common Stock, at the discretion of the Issuer, on the first day of each calendar quarter. See Footnote 3 in Item 4.

/2/ Pursuant to the terms of the Series B Convertible Preferred Stock, Series C Convertible Preferred Stock, and Series D Convertible Preferred Stock, the Reporting Person can not be the "beneficial owner" of more than 9.99% of the Class A Common Stock within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934.

---------------------                                       --------------------
  CUSIP NO. 594972101              13G                      Page 8 of 19 Pages
---------------------                                       --------------------
--------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Name Kensington Global Strategies Fund, Ltd.
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
--------------------------------------------------------------------------------
      SEC USE ONLY
 3
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Bermuda company
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0
      SHARES       -------------------------------------------------------------
   BENEFICIALLY           SHARED VOTING POWER
     OWNED BY        6
       EACH               1,192,260 shares of Class A Common Stock
    REPORTING             1,590 shares of Series B Convertible Preferred Stock
      PERSON                (convertible into 567,001 shares of Class A Common
       WITH                 Stock)/1//2/
                          1,590 shares of Series C Convertible Preferred Stock
                            (convertible into 0 shares of Class A Common
                            Stock)/1//2/
                          1,451.1 shares of Series D Convertible Preferred Stock
                            (convertible into 2,902,200 shares of Class A Common
                            Stock)/1//2/
                   -------------------------------------------------------------
                          SOLE DISPOSITIVE POWER
                     7
                          0
                   -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8
                          See Row 6 above.
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      See Row 6 above.
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*/2/
10
                                                                    [X]
--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      Approximately 9.99% as of December 31, 2001./2/ (Based on 43,192,074 shares of Class A Common Stock issued and outstanding as of November 1, 2001, plus the shares of Class A Common Stock issuable upon the conversion of the Series B, Series C and Series D Convertible Preferred Stock referred to in Row 6 above.)
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      CO; HC
--------------------------------------------------------------------------------

/1/ The Series B Convertible Preferred Stock and Series C Convertible Preferred Stock also accrue dividends at a rate of 12.5% per annum, payable in cash or Class A Common Stock, at the discretion of the Issuer, on the first day of each calendar quarter. See Footnote 3 in Item 4.

/2/ Pursuant to the terms of the Series B Convertible Preferred Stock, Series C Convertible Preferred Stock, and Series D Convertible Preferred Stock, the Reporting Person can not be the "beneficial owner" of more than 9.99% of the Class A Common Stock within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934.

---------------------                                       --------------------
  CUSIP NO. 594972101              13G                      Page 9 of 19 Pages
---------------------                                       --------------------
--------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Name Fisher Capital Ltd.
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
--------------------------------------------------------------------------------
      SEC USE ONLY
 3
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Cayman Islands company
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0
      SHARES       -------------------------------------------------------------
   BENEFICIALLY           SHARED VOTING POWER
     OWNED BY        6
       EACH               1,192,260 shares of Class A Common Stock
    REPORTING             1,590 shares of Series B Convertible Preferred Stock
      PERSON                (convertible into 567,001 shares of Class A Common
       WITH                 Stock)/1//2/
                          1,590 shares of Series C Convertible Preferred Stock
                            (convertible into 0 shares of Class A Common
                            Stock)/1//2/
                          1,451.1 shares of Series D Convertible Preferred Stock
                            (convertible into 2,902,200 shares of Class A Common
                            Stock)/1//2/
                   -------------------------------------------------------------
                          SOLE DISPOSITIVE POWER
                     7
                          0
                   -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8
                          See Row 6 above.
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      See Row 6 above.
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*/2/
10
                                                                    [X]
--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      Approximately 9.99% as of December 31, 2001./2/ (Based on 43,192,074 shares of Class A Common Stock issued and outstanding as of November 1, 2001, plus the shares of Class A Common Stock issuable upon the conversion of the Series B, Series C and Series D Convertible Preferred Stock referred to in Row 6 above.)
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      CO
--------------------------------------------------------------------------------

/1/ The Series B Convertible Preferred Stock and Series C Convertible Preferred Stock also accrue dividends at a rate of 12.5% per annum, payable in cash or Class A Common Stock, at the discretion of the Issuer, on the first day of each calendar quarter. See Footnote 3 in Item 4.

/2/ Pursuant to the terms of the Series B Convertible Preferred Stock, Series C Convertible Preferred Stock, and Series D Convertible Preferred Stock, the Reporting Person can not be the "beneficial owner" of more than 9.99% of the Class A Common Stock within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934.

---------------------                                     --------------------
  CUSIP NO. 594972101              13G                    Page 10 of 19 Pages
---------------------                                     --------------------
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Name Citadel Trading Group, L.L.C.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware limited liability company
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
   BENEFICIALLY           SHARED VOTING POWER
     OWNED BY        6
       EACH               1,192,260 shares of Class A Common Stock
    REPORTING             1,590 shares of Series B Convertible Preferred Stock
      PERSON                (convertible into 567,001 shares of Class A Common
       WITH                 Stock)/1//2/
                          1,590 shares of Series C Convertible Preferred Stock
                            (convertible into 0 shares of Class A Common
                            Stock)/1//2/
                          1,451.1 shares of Series D Convertible Preferred Stock
                            (convertible into 2,902,200 shares of Class A Common
                            Stock)/1//2/
                   -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
                     7
                          0
                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8
                          See Row 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      See Row 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*/2/
10
                                                                    [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      Approximately 9.99% as of December 31, 2001./2/ (Based on 43,192,074 shares of Class A Common Stock issued and outstanding as of November 1, 2001, plus the shares of Class A Common Stock issuable upon the conversion of the Series B, Series C and Series D Convertible Preferred Stock referred to in Row 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      OO
------------------------------------------------------------------------------

/1/ The Series B Convertible Preferred Stock and Series C Convertible Preferred Stock also accrue dividends at a rate of 12.5% per annum, payable in cash or Class A Common Stock, at the discretion of the Issuer, on the first day of each calendar quarter. See Footnote 3 in Item 4.

/2/ Pursuant to the terms of the Series B Convertible Preferred Stock, Series C Convertible Preferred Stock, and Series D Convertible Preferred Stock, the Reporting Person can not be the "beneficial owner" of more than 9.99% of the Class A Common Stock within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934.

---------------------                                     --------------------
  CUSIP NO. 594972101              13G                    Page 11 of 19 Pages
---------------------                                     --------------------
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Name Aragon Investments, Ltd.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Bermuda company
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
   BENEFICIALLY           SHARED VOTING POWER
     OWNED BY        6
       EACH               1,192,260 shares of Class A Common Stock
    REPORTING             1,590 shares of Series B Convertible Preferred Stock
      PERSON                (convertible into 567,001 shares of Class A Common
       WITH                 Stock)/1//2/
                          1,590 shares of Series C Convertible Preferred Stock
                            (convertible into 0 shares of Class A Common
                            Stock)/1//2/
                          1,451.1 shares of Series D Convertible Preferred Stock
                            (convertible into 2,902,200 shares of Class A Common
                            Stock)/1//2/
                   -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
                     7
                          0
                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8
                          See Row 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      See Row 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*/2/
10
                                                                    [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      Approximately 9.99% as of December 31, 2001./2/ (Based on 43,192,074 shares of Class A Common Stock issued and outstanding as of November 1, 2001, plus the shares of Class A Common Stock issuable upon the conversion of the Series B, Series C and Series D Convertible Preferred Stock referred to in Row 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      CO
------------------------------------------------------------------------------

/1/ The Series B Convertible Preferred Stock and Series C Convertible Preferred Stock also accrue dividends at a rate of 12.5% per annum, payable in cash or Class A Common Stock, at the discretion of the Issuer, on the first day of each calendar quarter. See Footnote 3 in Item 4.

/2/ Pursuant to the terms of the Series B Convertible Preferred Stock, Series C Convertible Preferred Stock, and Series D Convertible Preferred Stock, the Reporting Person can not be the "beneficial owner" of more than 9.99% of the Class A Common Stock within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934.

---------------------                                     --------------------
  CUSIP NO. 594972101              13G                    Page 12 of 19 Pages
---------------------                                     --------------------

Item 1(a)       Name of Issuer:     MICROSTRATEGY INCORPORATED

     1(b)       Address of Issuer's Principal Executive Offices:

                                    8000 Towers Crescent Drive
                                    Vienna, Virginia 22182

Item 2(a)       Name of Person Filing
Item 2(b)       Address of Principal Business Office
Item 2(c)       Citizenship

                                    Citadel Limited Partnership
                                    225 W. Washington
                                    9th Floor
                                    Chicago, Illinois 60606
                                    Illinois limited partnership

                                    GLB Partners, L.P.
                                    225 W. Washington
                                    9th Floor
                                    Chicago, Illinois 60606
                                    Delaware limited partnership

                                    Citadel Investment Group, L.L.C.
                                    225 W. Washington
                                    9th Floor
                                    Chicago, Illinois 60606
                                    Delaware limited liability company

                                    Kenneth Griffin
                                    225 W. Washington
                                    9th Floor
                                    Chicago, Illinois 60606
                                    U.S. Citizen

                                    Wellington Partners Limited Partnership
                                    c/o Citadel Investment Group, L.L.C.
                                    225 W. Washington
                                    9th Floor
                                    Chicago, Illinois 60606
                                    Illinois limited partnership

---------------------                                     --------------------
  CUSIP NO. 594972101              13G                    Page 13 of 19 Pages
---------------------                                     --------------------

                                    Wingate Capital Ltd.
                                    c/o Citadel Investment Group, L.L.C.
                                    225 W. Washington
                                    9th Floor
                                    Chicago, Illinois 60606
                                    Cayman Islands company

                                    Kensington Global Strategies Fund, Ltd.
                                    c/o Citadel Investment Group, L.L.C.
                                    225 W. Washington
                                    9th Floor
                                    Chicago, Illinois 60606
                                    Bermuda company

                                    Fisher Capital Ltd.
                                    c/o Citadel Investment Group, L.L.C.
                                    225 W. Washington
                                    9th Floor
                                    Chicago, Illinois 60606
                                    Cayman Islands company

                                    Citadel Trading Group, L.L.C.
                                    c/o Citadel Investment Group, L.L.C.
                                    225 W. Washington
                                    9th Floor
                                    Chicago, Illinois 60606
                                    Delaware limited liability company

                                    Aragon Investments, Ltd.
                                    c/o Citadel Investment Group, L.L.C.
                                    225 W. Washington
                                    9th Floor
                                    Chicago, Illinois 60606
                                    Bermuda company

2(d)            Title of Class of Securities:

                                    Class A Common Stock, par value $0.001 per share

2(e)            CUSIP Number:          594972101.

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                (a)          [__]   Broker or dealer registered under Section 15
                                    of the Exchange Act;

                (b)          [__]   Bank as defined in Section 3(a)(6) of the
                                    Exchange Act;

---------------------                                     --------------------
  CUSIP NO. 594972101              13G                    Page 14 of 19 Pages
---------------------                                     --------------------

                (c)          [__]   Insurance company as defined in Section
                                    3(a)(19) of the Exchange Act;

                (d)          [__]   Investment company registered under Section
                                    8 of the Investment Company Act;

                (e)          [__]   An investment adviser in accordance with
                                    Rule 13d-1(b)(1)(ii)(E);

                (f)          [__]   An employee benefit plan or endowment fund
                                    in accordance with Rule 13d-1(b)(1)(ii)(F);

                (g)          [__]   A parent holding company or control person
                                    in accordance with Rule 13d-1(b)(ii)(G);

                (h)          [__]   A savings association as defined in Section
                                    3(b) of the Federal Deposit Insurance Act;

                (i)          [__]   A church plan that is excluded from the
                                    definition of an investment company under
                                    Section 3(c)(14) of the Investment Company
                                    Act;

                (j)          [__]   Group, in accordance with Rule
                                    13d-1(b)(1)(ii)(J).

                If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

Item 4          Ownership:

CITADEL LIMITED PARTNERSHIP
GLB PARTNERS, L.P.
CITADEL INVESTMENT GROUP, L.L.C.
KENNETH GRIFFIN
WELLINGTON PARTNERS LIMITED PARTNERSHIP
WINGATE CAPITAL LTD.
KENSINGTON GLOBAL STRATEGIES FUND, LTD.
FISHER CAPITAL LTD.
CITADEL TRADING GROUP, L.L.C.
ARAGON INVESTMENTS, LTD.

      (a)       Amount beneficially owned:

1,192,260 shares of Class A Common Stock

1,590 shares of Series B Convertible Preferred Stock (convertible into 567,000 shares of Class A Common Stock)/1//2/

1,590 shares of Series C Convertible Preferred Stock (convertible into 0 shares of Class A Common Stock)/1//2/

---------------------                                     --------------------
  CUSIP NO. 594972101              13G                    Page 15 of 19 Pages
---------------------                                     --------------------

1,451.1 shares of Series D Convertible Preferred Stock (convertible into 2,902,200 shares of Class A Common Stock)/1/2/

      (b)       Percent of Class:

Approximately 9.99% as of December 31, 2001./2/ (Based on 43,192,074 shares of Class A Common Stock issued and outstanding as of November 1, 2001, plus the shares of Class A Common Stock issuable upon the conversion of the Series B, Series C and Series D Convertible Preferred Stock referred to above.)

/1/The Series B Convertible Preferred Stock and Series C Convertible Preferred Stock also accrue dividends at a rate of 12.5% per annum, payable in cash or Class A Common Stock, at the discretion of the Issuer, on the first day of each calendar quarter. See Footnote 3 in Item 4.

/2/Pursuant to the terms of the Series B Convertible Preferred Stock, Series C Convertible Preferred Stock, and Series D Convertible Preferred Stock, the Reporting Persons can not be the "beneficial owners" of more than 9.99% of the Class A Common Stock within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934.

      (c)       Number of shares as to which such person has:

                (i)     sole power to vote or to direct the vote:

                                0

                (ii)    shared power to vote or to direct the vote:

                        See item (a) above.

                (iii)   sole power to dispose or to direct the disposition of:

                               0

                (iv)    shared power to dispose or to direct the disposition of:

                        See item (a) above.

/3/The securities reported herein include securities that the Reporting Persons may acquire in the future through the conversion of (i) 1,590 shares of the Series B Convertible Preferred Stock (the "Series B Preferred Shares"), which may be converted by the Reporting Persons at any time prior to June 14, 2004 (the "Series B Maturity Date"), into shares of the Company's Class A Common Stock (the "Common Stock") at the conversion price of $12.50 (subject to adjustment to prevent dilution), (ii) 1,590 shares of the Series C Convertible Preferred Stock (the "Series C Preferred Shares"), which may be converted by the Reporting Persons at any time prior to June 14, 2004 (the "Series C Maturity Date"), into shares of Common Stock at the conversion price of $17.50 (subject to adjustment to prevent dilution) and (iii) 1,451.1 shares of the Series D Convertible Preferred Stock (the "Series D Preferred Shares" and together with the Series B Preferred Shares and Series C Preferred Shares, the "Preferred Shares") which may

---------------------                                     --------------------
  CUSIP NO. 594972101              13G                    Page 16 of 19 Pages
---------------------                                     --------------------

be converted by the Reporting Persons at any time prior to and including June 14, 2004, into shares of Common Stock at the conversion price of $5.00.

On the Series B Maturity Date and Series C Maturity Date, the Company shall either redeem the outstanding Series B Preferred Shares and Series C Preferred Shares, or convert the Series B Preferred Shares and Series C Preferred Shares into shares of Common Stock at a conversion price equal to 95% of the Common Stock's average "weighted average price" (as reported by Bloomberg) for the 30 trading days immediately preceding the Series B Maturity Date and Series C Maturity Date, respectively. As a result, as the weighted average price of the Common Stock fluctuates, the number of shares of Common Stock which holders of the Series B Preferred Shares and Series C Preferred Shares may be deemed to beneficially own at the Series B Maturity Date and Series C Maturity Date may change without any action taken by the holders of the Preferred Shares.

The Series B Preferred Shares and Series C Preferred Shares accrue dividends at the rate of 12.5% per annum from June 14, 2001, payable in cash or Common Stock at the option of the Company (with certain exceptions) on the first day of each calendar quarter. If the Company meets the necessary requirements and elects to pay dividends in shares of Common Stock, the conversion price for such dividends would be equal to 95% of the arithmetic average of the weighted average prices of the Common Stock on its principal market during the five (5) consecutive trading days immediately preceding the dividend date. As of December 31, 2001, the Series B Preferred Shares and Series C Preferred Shares had combined accrued dividends of approximately $1,001,918.

Pursuant to the terms of the Preferred Shares, the Reporting Persons cannot be "beneficial owners" of more than 9.99% of the Common Stock within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934.

Item 5          Ownership of Five Percent or Less of a Class:
                                    Not Applicable.

Item 6          Ownership of More than Five Percent on Behalf of Another Person:
                                    Not Applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding
                Company:
                                    See Item 2 above.

Item 8          Identification and Classification of Members of the Group:
                                    Not Applicable.

Item 9          Notice of Dissolution of Group:
                                    Not Applicable.

---------------------                                     --------------------
  CUSIP NO. 594972101              13G                    Page 17 of 19 Pages
---------------------                                     --------------------

Item 10         Certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

---------------------                                     --------------------
  CUSIP NO. 594972101              13G                    Page 18 of 19 Pages
---------------------                                     --------------------

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 13th day of February, 2002         /s/ Kenneth Griffin
                                              ----------------------------------
                                              Kenneth Griffin

CITADEL LIMITED PARTNERSHIP                   CITADEL INVESTMENT GROUP, L.L.C.

By:      GLB Partners, L.P.,                  By:      /s/ Kenneth Griffin
         its General Partner                           ---------------------------------
                                                       Kenneth Griffin, President

By:      Citadel Investment Group, L.L.C.,
         its General Partner                  WINGATE CAPITAL LTD.

By:      /s/ Kenneth Griffin                  By:      Citadel Limited Partnership,
         ---------------------------------             its Trading Manager
         Kenneth Griffin, President

GLB PARTNERS, L.P.                            By:      GLB Partners, L.P.,
                                                       its General Partner

By:      Citadel Investment Group, L.L.C.,
         its General Partner                  By:      Citadel Investment Group, L.L.C.,
                                                       its General Partner
By:      /s/ Kenneth Griffin
         ---------------------------------    By:      /s/ Kenneth Griffin
         Kenneth Griffin, President                    ---------------------------------
                                                       Kenneth Griffin, President

WELLINGTON PARTNERS LIMITED                   FISHER CAPITAL LTD.
PARTNERSHIP

By:      Citadel Limited Partnership,         By:      Citadel Limited Partnership,
         its General Partner                           its Trading Manager

By:      GLB Partners, L.P.,                  By:      GLB Partners, L.P.,
         its General Partner                           its General Partner

By:      Citadel Investment Group, L.L.C.,    By:      Citadel Investment Group, L.L.C.,
         its General Partner                           its General Partner

By:      /s/ Kenneth Griffin                  By:      /s/ Kenneth Griffin
         ---------------------------------             ---------------------------------
         Kenneth Griffin, President                    Kenneth Griffin, President

---------------------                                     --------------------
  CUSIP NO. 594972101              13G                    Page 19 of 19 Pages
---------------------                                     --------------------

CITADEL TRADING GROUP, L.L.C.                 ARAGON INVESTMENTS, LTD.

By:      Citadel Limited Partnership,         By:      Citadel Limited Partnership,
         its Managing Member                           its Trading Manager

By:      GLB Partners, L.P.,                  By:      GLB Partners, L.P.,
         its General Partner                           its General Partner

By:      Citadel Investment Group, L.L.C.,    By:      Citadel Investment Group, L.L.C.,
         its General Partner                           its General Partner

By:      /s/ Kenneth Griffin                  By:      /s/ Kenneth Griffin
         ---------------------------------             ---------------------------------
         Kenneth Griffin, President                    Kenneth Griffin, President

KENSINGTON GLOBAL STRATEGIES
FUND, LTD.

By:      Citadel Limited Partnership,
         its Trading Manager

By:      GLB Partners, L.P.,
         its General Partner

By:      Citadel Investment Group, L.L.C.,
         its General Partner

By:      /s/ Kenneth Griffin
         ---------------------------------
         Kenneth Griffin, President